UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Turning Point Therapeutics, Inc.

(Name of Subject Company)

Turning Point Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

90041T108

(CUSIP Number of Class of Securities)

Athena Countouriotis, M.D.

President and Chief Executive Officer

Turning Point Therapeutics, Inc.

10628 Science Center Drive, Ste. 200

San Diego, California 92121

(858) 926-5251

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Charles J. Bair

Barbara L. Borden

Rowook Park

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Turning Point Therapeutics, Inc., a Delaware corporation (the “Company” or “Turning Point”), by Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of June 2, 2022 (the “Merger Agreement”), by and among the Company, Parent and Rhumba Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”), to acquire all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Shares”), at an offer price of $76.00 per Share in cash, without interest and subject to any required withholding of taxes. If successful, the Offer will be followed by a merger of Purchaser with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation in the Merger.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and the Merger:

(i) Employee FAQ, first used on June 3, 2022.

(ii) Investor FAQ, first used on June 3, 2022.

(iii) Letter to Employees, first used on June 3, 2022.

The information set forth under Item 8.01 of the Current Report on Form 8-K filed by the Company on June 3, 2022 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

Additional Information about the Tender Offer and Where to Find It

The tender offer has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of Turning Point, nor is it a substitute for the tender offer materials that Purchaser will file with the SEC upon commencement of the tender offer. The solicitation of an offer to sell and the offer to buy shares of Turning Point’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Purchaser, a wholly owned subsidiary of Parent, intends to file with the Securities and Exchange Commission (the “SEC”). In addition, Turning Point will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Stockholders and investors are strongly advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Turning Point on Schedule 14D-9 and any amendments or supplements thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Turning Point on Schedule 14D-9 and related offer materials with respect to the tender offer and the merger, free of charge at the SEC’s website at www.sec.gov or from the information agent that will be named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Turning Point under the “Investors” section of Turning Point’s website at www.tptherapeutics.com.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the acquisition of Turning Point by Parent and any statements relating to Turning Point’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of numerous risks and uncertainties including with respect to the timing of the tender offer and the subsequent merger; the number of shares of the Company’s common stock that will be tendered in the tender offer; legal proceedings that may be instituted related to the Merger Agreement; any competing offers or acquisition proposals; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; and the effects of disruption from the transactions of Turning Point’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Turning Point’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in Turning Point’s public filings with the SEC from time to time, including Turning Point’s most recent Annual Report on Form 10-K for the year ended December 31, 2021 and Quarterly Reports on Form 10-Q. Turning Point’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Turning Point expressly disclaims any intent or obligation to update or revise publicly these forward-looking information or statements.

Exhibit Index

Exhibit Number	Description

99.1	Employee FAQ, first used on June 3, 2022.

99.2	Investor FAQ, first used on June 3, 2022.

99.3	Letter to Employees, first used on June 3, 2022.